Filed by Macrovision Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Macrovision Corporation (Commission File No. 000-22023, and

Gemstar-TV Guide International, Inc. (Commission File No. 0-24218)

On and after Friday, December 7, 2007, Macrovision Corporation will use the following materials in connection with certain investor presentations:

© 2007 Macrovision Corporation | Company Confidential 1 Enabling Digital Home Enabling Digital Home Entertainment Entertainment Agrees to Acquire Agrees to Acquire

© 2007 Macrovision Corporation | Company Confidential

Forward Looking Statement
Forward Looking Statement
Statements contained in this document regarding the consummation and potential timing and benefits of the pending acquisition are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities
Litigation Reform Act of 1995, and are made under its safe-harbor provisions. Such forward-looking statements include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could cause actual results to differ materially include, but are not limited to: failure to satisfy any of the conditions to complete the acquisition, inability to successfully integrate the businesses and operations of Macrovision and Gemstar-TV Guide, failure to achieve anticipated benefits and cost savings, failure to obtain financing to complete the transaction, and the increased leverage of the combined business, as well as the risk factors relating to each business as disclosed in Macrovision’s and
Gemstar-TV Guide’s respective filings with the Securities and Exchange
Commission. Readers are cautioned not to place undue reliance on these forward-
looking statements, which reflect management’s analysis only as of the date hereof.
Except as required by law, Macrovision and Gemstar-TV Guide undertakes no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Macrovision Corporation | Company Confidential

Additional Information
Additional Information
MACROVISION AND GEMSTAR-TV GUIDE STOCKHOLDERS ARE URGED TO READ
THE JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT
REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE
BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus and registration statement (when available), as well as other documents filed by Macrovision and Gemstar-TV Guide with the Securities and Exchange Commission, at the Securities and
Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and registration statement and the filings with the
SEC that will be incorporated by reference in the joint proxy statement/prospectus directly from
Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and
directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.
Each company’s directors and executive officers and other persons may be deemed, under
Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 20, 2007 and information regarding Gemstar-TV Guide’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on April 10,
2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the
Securities and Exchange Commission when they become available.

© 2007 Macrovision Corporation | Company Confidential
4
Agenda
Agenda
Overview
Market Dynamics
Vision
Strategic Rationale
Attractive Growth Opportunities
Financial Highlights
Business Highlights: Macrovision and Gemstar-TV Guide

Agenda

© 2007 Macrovision Corporation | Company Confidential

Combined Company Focus
Combined Company Focus
Digital Media Infrastructure Leaders to Combine
• Gemstar-TV Guide – leader in video guidance and entertainment
o
IPGs operating in 24M North American households
o
13M using i-Guide or Passport, 11M using Guideworks i-Guide
o
Over 25 million CE IPGs shipped worldwide to-date
o
Products and Services reach over 73 million unique consumers per week
• Macrovision – leader in content security, management, and recognition
o
Technology on over 9B DVDs, over 500M devices, over 500M PC’s
Empowering our customers to enable consumers to enjoy digital media on their terms
• Content owners seeking to securely distribute media amid shift from analog to digital
• Distribution channels seeking to reduce churn in converged world through enhanced services
• Device manufacturers seeking independent third party software
Overview
Discover,
Discover,
acquire,
acquire,
manage
manage
and
and
enjoy
enjoy
digital
digital
content
content
across
across
platforms
platforms
and
and
channels
channels

© 2007 Macrovision Corporation | Company Confidential

Key Combined Company Highlights
Key Combined Company Highlights
Poised for opportunities across evolving digital media value chain
• Leading IP licensing technology provider
o
Approximately 450 U.S. and 1,900 international patents at closing
o
Proprietary databases of music, movies, TV, and games metadata
o
Gemstar - 1M TV series episodes, 190K movies
o
Macrovision (AMG¹) -
11M songs, 1M albums, 500K cover images
• Core technologies include protection, distribution, and enhancement
o
Industry standard technologies include BD+, ACP
o
Leadership position in IPG’s
o
DLNA standards-based connected platform
• Customer footprint extends across the content value chain
o
Movie studios, system operators, Internet content distributors, device manufacturers
Compelling financial model
• High growth, margins, & visibility with strong cash flows
o
Target model - 10-15% revenue CAGR, 40% EBITDA margin, $200M+ operating cash flow
CEO and CFO to remain Fred Amoroso and James Budge,
respectively
1
Subject to close of AMG transaction.
Overview

© 2007 Macrovision Corporation | Company Confidential

Transaction Summary and Timeline
Transaction Summary and Timeline
Total Consideration – approximately $2.8 billion or $6.35/share
• 19% premium to July 9th unaffected Gemstar share price of $5.34
• 27% premium to Gemstar’s last 10 day closing avg. price of $5.01 prior to and including
July 9th
Cash/Stock Mix - 56% ($1.6B) Cash / 44% ($1.2B) stock (tax-deferred basis)
• New holding company will be established containing both Macrovision and Gemstar
o
Each MVSN share will convert into one share of Newco
o
Each GMST share will convert based on cash/stock election to either
– $6.35/share in cash or 0.2548 shares of Newco for each GMST share (fixed exchange ratio)
– In case of oversubscription, funds distributed pro rata
Newco to apply to continue to be listed on NASDAQ Global Select Market
Pro Forma ownership following close - Macrovision stockholders (53%)/Gemstar
(47%)
• News Corporation (41% holder of GMST), has agreed to vote in favor of transaction
Financing - Macrovision to raise $800 million of new debt to finance the acquisition
• Committed financing provided by JP Morgan and Merrill Lynch
o
$650M Term Loan B/$150M High Yield
Timing - Expected closing by early second quarter, 2008
• Financing marketing process and stockholder proxy solicitation in Q1, 2008
Overview

© 2007 Macrovision Corporation | Company Confidential

2010 2020 2000
Market Transformation
Market Transformation
Physical
to Digital
Broadband
Digital
TV / HD
Convergence
•
•
89 million DTVs by 2011,
89 million DTVs by 2011,
a 12.1% annual
a 12.1% annual
compound increase
compound increase¹
1
•
•
Online movie
Online movie
revenues will reach
revenues will reach
$1.8B by 2011
$1.8B by 2011²
2
•
•
Americans viewed more
Americans viewed more
than 8.3 billion online
than 8.3 billion online
video streams
video streams
in May
in May³
3
1 1 U&S Industry Research & Estimates U&S Industry Research & Estimates
2 2 Diffusion Group, Jan 2007 Diffusion Group, Jan 2007
3 3 ComScore ComScore
The digital home is undergoing one of the the largest transformations
The digital home is undergoing one of the the largest transformations since the introduction of the TV
since the introduction of the TV
Vision

Global Digital TV Subscribers (mm)
CAGR = 18.0%

Units (mm)
CAGR = 8.1%

Global Mobile TV and Video Subscribers (mm)
CAGR = 66.3%

Global Broadband Subscribers (mm)
CAGR = 12.5%

© 2007 Macrovision Corporation | Company Confidential

Growing Demand for Digital Products and Services
Growing Demand for Digital Products and Services
249
301
347
386
421
450
0
100
200
300
400
500
2006 2007 2008 2009 2010 2011
15
30
58
98
145
187
0
25
50
75
100
125
150
175
200
2006 2007 2008 2009 2010 2011
Source: iSuppli, Q2, 2007
Global Mobile Video Subscribers
Source: Yankee Group Research, July 2007
Global Broadband Subscribers
87.6
96.7
104.1
112.2
119.6
0
20
40
60
80
100
120
140
2007 2008 2009 2010 2011
178
219
266
314
362
407
0
100
200
300
400
500
2006 2007 2008 2009 2010 2011
Global Digital TV Subscribers
Source: Yankee Group Research, July 2007
Global CE Shipments¹
1 Includes TVs (excluding CRT) and digital recorders
Source: Gemstar-TV Guide industry reports
Vision

© 2007 Macrovision Corporation | Company Confidential

Transformation Affecting Our Customers
Transformation Affecting Our Customers
Content owners Content owners
• Increasing demand for security and protection
• Seeking digital distribution solutions
Distribution Channels Distribution Channels
• Need to reduce churn through enhanced consumer experience
o
Converged services driving heightened competition
• Guidance is mission critical to the distributor’s end user
Device Manufacturers Device Manufacturers
• Need 3
rd
party software/services to improve experience, reduce time-to-
market
o
Global competition from low cost OEM/ODM commoditizing market
o
End-to-end providers, e.g., Apple, taking share from incumbents
• Desire an ongoing revenue relationship with customer and differentiation
Consumers Consumers
• Many silos of content users want to consume throughout their personal network
o
Broadcast TV, PVR, music, photos, video downloads, etc.
• Demand for open systems
Market Dynamics
An Open, Secure, Connected, Digital Media Platform is Required
An Open, Secure, Connected, Digital Media Platform is Required

Coming Attractions
Just In
Live
Favorites
Recommended
7pm
NBC
The Convention
15:15
77°
AEON FLUX
Store Quality Prints
WOLF CAMERA
1 HOUR

© 2007 Macrovision Corporation | Company Confidential

The Vision
The Vision
Become a leading independent
enabler of the digital home media
experience and enhance the end
user entertainment experience
Provide open infrastructure for
content producers, distributors,
and device manufacturers to
protect, enable and distribute
content
Empower consumers to discover,
acquire, manage and enjoy
content
Combination of MVSN and GMST
results in unique set of solutions
Vision

Discover
Metadata
Guidance
Advertising
Catalog
Acquire
Billing
Payments
Subscription
Manage
Organize
Move around
Archive
Enjoy
Watch
Interact
Share
Community

© 2007 Macrovision Corporation | Company Confidential

Focused on Consumer Experience
Focused on Consumer Experience
Vision
Delivering the Platform our Partners Require to Satisfy Consumer Delivering the Platform our Partners Require to Satisfy Consumer Demands Demands

© 2007 Macrovision Corporation | Company Confidential

Complementary Technologies
Complementary Technologies
BD+
RipGuard
ACP
RightAccess
RightCommerce
IPG
My TV Guide Services
TV Guide Magazine
Data Services
AMG Data
Services¹
SafeDisc
ActiveMark
ActiveSTORE
Consumer Sites
TV Guide
Entertainment
Network
TV Guide
SPOT/Broadband
Online Networks
MyTVGuide Services
Data Services
BD+
Connected Platform
(Formerly Mediabolic)
Tapestry¹
Lasso¹
AMG Data Services¹
ACP
iGuide
G-Guide
Guide+
Passport
VCR+
Data Services
Content Producers Distribution
Channels
Consumer Devices
1 1
Subject to close of AMG transaction Subject to close of AMG transaction
Strategic Rationale

© 2007 Macrovision Corporation | Company Confidential

Synergistic Value Propositions
Synergistic Value Propositions
Distribution Channels:
System Operators
Content Publishers
• Increase revenue
generating services
offered to customers
• Drive STB usage,
increasing ad revenue
• Offer customers a
richer media experience;
reduce churn
• Content protection
solutions
• B2C distribution
capabilities
Distribution Channels:
Service Providers
• Access to new installed
base by integrating with
our CE solution
• Offer their customers a
richer end user
experience
Discover
Acquire Manage
Enjoy
Rich
consumer
experience:
Strategic Rationale
CE  Manufacturers
(STB /PC / Mobile …)
• Increase value per
device
• Create ongoing revenue
relationship with their
customers
• Reduce time to market
with competitive services
• Compete with closed
competitors, without
having to recreate the
ecosystem
• Offer their customers a
richer media experience

DISNEY
CBS
abc
FOX
NBC
BEST BUY
YAHOO!
verizon
AOL
BORDERS
amazon.com
BARNES & NOBLE
comcast
ECHOSTAR
DIRECTV
SKY
PHILIPS
DELL
SONY
Scientific Atlanta
MOTOROLA
CISCO
Microsoft
SHARP
SAMSUNG
Pioneer
RCA
THOMSON
TiVo
TOSHIBA

© 2007 Macrovision Corporation | Company Confidential

Creating Digital Media Push/Pull Effect
Creating Digital Media Push/Pull Effect
1
Subject to close of AMG transaction
1
1
1
1
Strategic Rationale
Content Producers Distribution Channels Consumer Devices
Consumers influence content, which influences distribution channels and devices
• All constituents affect each other
Macrovision/Gemstar-TV Guide touches the key constituents in the value chain
• Technologies reside on the content and in the network and devices
• By positively influencing the way consumers interact with media, we can increase stickiness

© 2007 Macrovision Corporation | Company Confidential

Market Opportunity
Market Opportunity
Device Device
Manufacturers Manufacturers
Revenue Model Opportunity
• Software/service/IP
License
• Per unit royalties
• Annual TAM per device - $1-$2B  (500
Million units)*
• License/Services Annual TAM - $1B+*
• Annual Digital Video TAM - $1B-$2B**
• Annual Other Services TAM - $20B+*
Distribution Channels: Distribution Channels:
System System
Operators Operators
Revenue Model
Opportunity
• Revenue share
• Software/IP licensing
• Internet Ad Annual TAM - $78B (2011)**
• TV Ads Annual TAM - $143B (2011)**
• IP Licensing - $500M+***
Distribution Channels: Distribution Channels:
Service Service
Providers Providers
Revenue Model Opportunity
• Revenue share
• Service placement
• Ad supported content
• Meta data - $100-$300M *
• IP Licensing - $500M+***
*Macrovision management calculations
** PWC 2007 Global Entertainment Media Outlook
*** GMST mgmt estimates
Strategic Rationale

© 2007 Macrovision Corporation | Company Confidential

Attractive Growth Opportunities
Attractive Growth Opportunities
Connected Cross Platform Connected Services International
MyTVGuide Services
• Advertising,
recommendations,
personalization,
measurement, etc.
Growing advertising
opportunity
Device registration
Partners
Growing EMEA patent
portfolio
Growth in new devices and
digital adoption
internationally
Integrated and connected
cross platform solutions for
guidance and media
interaction
Television
STB/DVR
Mobile
PC
Data Services
Expand emerging TV Data
licensing business
Integrate data across
multiple media types

© 2007 Macrovision Corporation | Company Confidential

Key Pro Forma Financial Metrics
Key Pro Forma Financial Metrics
18
© 2007 Macrovision Corporation | Company Confidential
Target annual revenue growth rate: 10-15%
Target Non-GAAP
1
EBITDA margin: 40%
Strong operating cash flow generation ($200M+)
• Debt repayment forecasted in 3-4 years
Predictable revenue streams
• Predominantly royalty-based, recurring revenue streams
o
Driven by growth in shipments of media & devices
Significant leverage in operating model
• Low variable costs
Diversified market, customer and technology footprint
• Major customers include venerable companies
o
Service providers, device manufacturers, movie studios
• Low customer concentration
Upside potential through strategic alternatives
1 Non GAAP primarily excludes non cash charges for intangible amortization and stock based compensation
Financials

© 2007 Macrovision Corporation | Company Confidential

1
FY ’07 YTD as of September 30, 2007
Standalone Macrovision GAAP Financials
Standalone Macrovision GAAP Financials
Revenues
GAAP  Operating Margin
GAAP EPS
GAAP  Gross Margin
$203M
$248M
$199M
21%
14%
$0.43
$0.63
83%
78%
78%
9%
$0.41
FY '05 FY '06 FY '07 YTD
1
2
Financials

© 2007 Macrovision Corporation | Company Confidential

1
FY ’07 YTD as of September 30, 2007
2
FY ‘07 estimates provided during November 6, 2007 conference call
3
Non GAAP primarily excludes non cash charges for intangible amortization and stock based compensation
Macrovision provides non-GAAP financial information to assist investors in assessing its current and future operations in the way that Macrovision’s management evaluates those operations. Non-GAAP Gross Margin and Non-GAAP Operating Margin are supplemental measures of Macrovision’s performance that are not required by, and are not presented in accordance with, GAAP. The non-GAAP information does not substitute for any performance measure derived in accordance with GAAP. Macrovision believes that this non-GAAP information provides useful information to investors by excluding the effect of amortization of intangibles from acquisitions, restructuring and other costs, and equity-based compensation charges that are required to be recorded under GAAP, but that Macrovision believes are not indicative of Macrovision’s core operating results or that are expected to be incurred over a limited period of time. In accordance with Regulation G, a presentation of the most directly comparable GAAP measures is contained on the next slide. Further discussion of the use of non-GAAP financial measures is presented in Macrovision’s press release furnished on Form 8-K filed on November 6, 2007.
Standalone Macrovision Non-GAAP Financials
Standalone Macrovision Non-GAAP Financials
FY '05 FY '06 FY '07 YTD
Revenues
$203M
$248M
$199M
Non GAAP
3
Operating Margin
28%
28%
Non GAAP
3
EPS
$0.87
$1.17
Non GAAP
3
Gross Margin
89%
84%
Operating Cash per Share
$1.07
$1.71
84%
27%
$0.94
$1.06
$283M
83-85%
27-29%
$1.41-$1.46
Not provided
FY '07 Estimates
1
2
Financials

© 2007 Macrovision Corporation | Company Confidential

Macrovision GAAP to Non-GAAP Reconciliation
Macrovision GAAP to Non-GAAP Reconciliation
Financials
Macrovision provides non-GAAP financial information to assist investors in assessing its current and future operations in the way that Macrovision’s management evaluates those operations. Non-GAAP Gross Margin and Non-GAAP Operating Margin are supplemental measures of Macrovision’s performance that are not required by, and are not presented in accordance with, GAAP. The non-GAAP information does not substitute for any performance measure derived in accordance with GAAP. Macrovision believes that this non-GAAP information provides useful information to investors by excluding the effect of amortization of intangibles from acquisitions, restructuring and other costs, and equity-based compensation charges that are required to be recorded under GAAP, but that Macrovision believes are not indicative of Macrovision’s core operating results or that are expected to be incurred over a limited period of time. In accordance with Regulation G, a presentation of the most directly comparable GAAP measures is contained on the next slide. Further discussion of the use of non-GAAP financial measures is presented in Macrovision’s press release furnished on Form 8-K filed on November 6, 2007.
In-process Restructuring Income Tax Effect
GAAP Amortization Equity-based research and and Impairment of Non-GAAP Non-GAAP
Gross Margin of Intangibles Compensation development Charges Adjustment Gross Margin
FY '05 83% 6% 0% 0% 0% 0% 89%
FY '06 78% 5% 1% 0% 0% 0% 84%
FY '07 YTD 78% 5% 1% 0% 0% 0% 84%
In-process Restructuring Income Tax Effect
GAAP Amortization Equity-based research and and Impairment of Non-GAAP Non-GAAP
Operating Margin of Intangibles Compensation development Charges Adjustment Operating Income
FY '05 21% 6% 0% 0% 1% 0% 28%
FY '06 14% 5% 9% 0% 0% 0% 28%
FY '07 YTD 9% 5% 6% 0% 7% 0% 27%
In-process Restructuring Income Tax Effect
GAAP Amortization Equity-based research and and Impairment of Non-GAAP Non-GAAP
EPS of Intangibles Compensation development Charges Adjustment EPS
FY '05 0.43 $                          0.23 $                          0.01 $                          0.01 $                          0.16 $                          0.03 $                          0.87 $
FY '06 0.63 $                          0.26 $                          0.42 $                          - $                            - $                            (0.14) $                         1.17 $
FY '07 YTD 0.41 $                          0.21 $                          0.21 $                          - $                            0.24 $                          (0.13) $                         0.94 $

© 2007 Macrovision Corporation | Company Confidential

1
FY ’07 YTD as of September 30, 2007
Standalone Gemstar-TV Guide GAAP Financials
Standalone Gemstar-TV Guide GAAP Financials
Revenues
GAAP  Operating Margin
GAAP EPS
12%
$0.17
15%
$0.42
FY '06 FY '07 YTD
1
Financials
$571M $472M

© 2007 Macrovision Corporation | Company Confidential

Standalone Gemstar-TV Guide Segment Financial
Standalone Gemstar-TV Guide Segment Financial
Information
Information
Revenues ($, millions) $571 $472
Guidance $223 $215
Media $197 $148
Publishing $151 $109
Adjusted EBITDA ($, millions) $102 $104
% margin 18% 22%
Guidance $136 $144
% margin 61% 67%
Media $43 $23
% margin 22% 16%
Publishing ($42) ($9)
% margin na na
Cross platform ($35)
($54)
FY '07 YTD
1
(1) FY ’07 YTD as of September 30, 2007. (2) Adjusted EBITDA is defined as operating income (loss), excluding stock compensation, depreciation and amortization and impairment of intangible assets. Intersegment revenues and expenses have been eliminated from segment financial information as transactions between reportable segments are excluded from the measure of segment profit and loss reviewed by the chief operating decision maker. The Company believes adjusted EBITDA to be relevant and useful information as adjusted EBITDA is the primary measure used by our chief operating decision maker to evaluate the performance of and make decisions about resource allocation to the segments. Segment information is presented and reconciled to consolidated income from continuing operations before income taxes in accordance with SFAS No. 131 on slide 24.
Financials
FY '06
2

© 2007 Macrovision Corporation | Company Confidential

Gemstar-TV Guide Adjusted EBITDA to Net Income Reconciliation
Gemstar-TV Guide Adjusted EBITDA to Net Income Reconciliation
Financials
(1) This information should be read in the context of the Company’s financial statements contained in the Form 10Q for the fiscal quarter ended September 30, 2007 and Form 10K for the fiscal year ended December 31, 2006.  (2) FY ’07 YTD as of September 30, 2007. (3) Adjusted EBITDA is defined as operating income (loss), excluding stock compensation, depreciation and amortization and impairment of intangible assets. The Company believes adjusted EBITDA to be relevant and useful information as adjusted EBITDA is the primary measure used by our chief operating decision maker to evaluate the performance of and make decisions about resource allocation to the segments.
FY '06
FY '07 YTD
2
178 72 Net Income
4 - Income from discontinued operations, net of tax
174 72 Income from continuing operations
83 (22) Income tax (expense) benefit
91 94 Income from continuing operations before income taxes
- 1 Other Income, net
19 26 Interest Income, net
72 67 Operating Income
(29) (33) Depreciation and Amortization
(3) (2) Stock Compensation
104 102 Adjusted EBITDA (3)
($, millions)
1

© 2007 Macrovision Corporation | Company Confidential
25
Creating Stockholder Value
Creating Stockholder Value
One of the largest and most profitable digital media IP licensing & technology solution providers
• Leadership position in IP and metadata
• Core skills in security, distribution, and enhancement
Unique opportunity for independent provider to become leading enabler of digital home entertainment
• Content owners seeking to maintain control over content, protect investments, increase ROI
• Service providers must innovate to reduce churn amid convergence
• CE vendors threatened by global competition; seeking third party software solutions
Well positioned to capture opportunities across the evolving digital content value chain
• Distribution of digital media requires many of our security technologies
• Connected digital media devices require many of our enhancement technologies
o
Able to positively impact value chain at both ends of connection
Combined customer footprint extends across value chain
• Device OEMs, cable/satellite/mobile operators, online portals and studios
o
Critical mass necessary to effect change across value chain
Transaction yields meaningful synergies and a compelling financial model

© 2007 Macrovision Corporation | Company Confidential
Summary

© 2007 Macrovision Corporation | Company Confidential 26 Business Highlights Business Highlights

Disney WB amazon.com MOTOROLA YAHOO! DELL PHILIPS SONY Scientific Atlanta

© 2007 Macrovision Corporation | Company Confidential

Macrovision Business Highlights
Macrovision Business Highlights
Headquarters
Founded
Segments
Selected Customers
Employees
Revenue
Revenue Breakdown
Santa Clara, California
1983
Entertainment, Embedded Solutions, Distribution & Commerce, Software
758 as of September 30, 2007
FY 2006
$248mm
Patents
(primarily protection)
21% Embedded Solutions
International: 950+ issued / 400+ pending
US: 130+ issued / 140+ pending
9 Months YTD 2007
$199mm
34% Embedded Solutions
8% Distribution & Commerce
47% Software
8% Distribution & Commerce
40% Software
24% Entertainment 18% Entertainment
1
Fiscal year ended December 31st
2
FY ’07 YTD as of September 30, 2007
1 2
MVSN Overview

RipGuard DVD ACP	SafeDisc RightAccess RightCommerce	ACP	Publisher Manager Connect InstallShield AdminStudio

© 2007 Macrovision Corporation | Company Confidential

Core Business Areas
Core Business Areas
Adobe, Agilent, Adobe, Agilent,
Autodesk, IBM, Autodesk, IBM,
Microsoft Microsoft
Sony, Samsung, Sony, Samsung,
Philips, Buffalo, Philips, Buffalo,
Dell, Cisco (SA) Dell, Cisco (SA)
Yahoo, AOL, Yahoo, AOL,
Electronic Arts, Electronic Arts,
Vivendi Vivendi
Disney, Fox, Disney, Fox,
Paramount Paramount
Sample Customers Sample Customers
Key Statistics Key Statistics
Software Software Embedded Embedded Commerce Commerce Entertainment Entertainment
ActiveMARK
+
Connected
Platform
LASSO
Tapestry
BD+
9 billion
protected units
300 Million
Discs
Deployed on
500M+ PCs
700+ HW
Licenses
500+M enabled
devices
MVSN Overview
Products
BD+
AMG Data Services
1
Subject to close of AMG transaction.
1
1
1

macrovision
Protect
TODAY:
Enable
TODAY:
Distribute
TODAY:
"Platform"
Content Publishers
• Video
• Games
• Software
• Text
Consumption Devices
• CE
• Mobile
• Infrastructure
• Other Hardware
Distribution Channels
Telco/Mobile • Portals • Cable/Satellite • eTail/Retail

© 2007 Macrovision Corporation | Company Confidential

Delivering on the Ecosystem
Delivering on the Ecosystem
MVSN Overview
BD+
RightAccess
ActiveMARK
FLEXnet Publisher
FLEXnet Operations
RipGuard
ACP
Connected Platform
FLEXnet Connect
FLEXnet Delivery
AMG Data Services
LASSO1
Tapestry
Connected Platform
InstallShield
InstallAnywhere
AdminStudio
Workflow Manager
FLEXnet Manager
ActiveStore
RightCommerce
1
1
Subject to close of AMG transaction.
1

Comcast DIRECTV ECHOSTAR MITSUBISHI ELECTRIC SAMSUNG SKY SONY TIME WARNER CABLE

© 2007 Macrovision Corporation | Company Confidential

Gemstar-TV Guide Business Highlights
Gemstar-TV Guide Business Highlights
© 2007 Macrovision Corporation | Company Confidential
30
Headquarters Headquarters
Formed Formed
Segments Segments
Selected Customers Selected Customers
Employees Employees
Revenue Revenue
Revenue Breakdown Revenue Breakdown
Hollywood, California Hollywood, California
2000 2000
Guidance Technology, Media Networks, Publishing Guidance Technology, Media Networks, Publishing
1,600 as of September 30, 2007 1,600 as of September 30, 2007
FY 2006 FY 2006
$571mm $571mm
1
Fiscal year ended December 31st
2
FY ’07 YTD as of September 30, 2007
34% Media Networks
27% Publishing
39% Guidance Technology
Patents
(primarily Video Guidance)
International: 900+ issued / approximately 550 pending
US: 300+ issued / approximately 300 pending
31% Media Networks
23% Publishing
46% Guidance Technology
9 Months YTD 2007 9 Months YTD 2007
$472mm $472mm
1
2
GMST Overview

© 2007 Macrovision Corporation | Company Confidential

Broad Reach
Broad Reach
• 49.5M+ domestic &
13M+ Int’l
subscribers*
• 25 million CE IPGs
shipped worldwide*
TV Guide Mobile:
In Japan, 19M
registered users*
Online Networks:
5.4mm unique
users***
Offerings
• Interactive
program guide
• Data Solutions
• tvguide.com
•TV Guide
Mobile
Key
Statistics
Guidance
Data Solutions
•TV metadata
• TV Guide
Network
• TV Guide
SPOT
Networks Publishing
• TV Guide
Magazine
• Network: 83M
Cable and satellite
households*****
• SPOT: 29M+
households
nationwide*
• 3.2M Weekly
circulation****
• 20M+ Estimated
weekly readership**
***** Nielsen Q307
**** GMST Q307/10Q
*** Nielsen/NetRatings Q307
** MRI, 11/07
* Gemstar statistics
• Serving over 100M
consumer weekly
• 1mm+ TV series
episodes since 1954
•190K+ movies
since 1912
•12K+ channel
lineups
GMST Overview

© 2007 Macrovision Corporation | Company Confidential

GMST Overview
Key Target Customers
Key Target Customers
Cable and Satellite Operators Cable and Satellite Operators
• Solutions include guidance technology (IPG), IP, and data solutions, advanced advertising
•
Current install based includes: 23mm US Cable HH with Gemstar
TVG IPGs & 50mm+ more HH with IPGs under patent license; long term MVSP relationships
CE Manufacturers CE Manufacturers
•
Solutions include guidance technology (EPG), IP, data solutions
•
25mm CE IPGs worldwide
Consumers Consumers
• B2B to Consumer
• Reach consumer with data services, websites, advertising

On Friday, December 7, 2007, Macrovision Corporation used the following materials in connection with a presentation to its employees:

© 2007 MVSN Corporation | Company Confidential 1 Macrovision to Acquire Gemstar-TV Guide December 6, 2007

© 2007 MVSN Corporation | Company Confidential
2
Forward Looking Statement
This document contains "forward-looking" statements as that term is defined in the Private
Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of Gemstar-TV Guide, the integration of its technologies into Macrovision’s products and solutions offerings, Macrovision’s plans for such offerings and customer demand for such offerings. A number of factors could cause Macrovision's actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, satisfaction of closing conditions to the transaction, the Company’s ability to successfully integrate the merged businesses and technologies, and customer demand for the technologies and integrated offerings. Such factors are further addressed in Macrovision's and Gemstar-TV
Guide’s respective Annual Report on Form 10-K for the period ended December 31, 2006, their respective latest Quarterly Report on Form 10-Q for the period ended September 30, 2007 and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

© 2007 MVSN Corporation | Company Confidential
3
Additional Information
MACROVISION AND GEMSTAR-TV GUIDE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION
WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus and registration statement (when available), as well as other documents filed by Macrovision and Gemstar TV
Guide with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and registration statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus directly from Macrovision by directing a request to Macrovision Investor Relations at
408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor
Relations at 323-817-4600.
Each company’s directors and executive officers and other persons may be deemed, under Securities and
Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 20, 2007 and information regarding Gemstar-TV
Guide’s directors and officers can be found in its proxy statement filed with the Securities and Exchange
Commission on April 10, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

© 2007 MVSN Corporation | Company Confidential 4 Agenda Agenda Mission and Vision Introduction to Gemstar-TV Guide Strategic rationale Next steps 4 © 2007 MVSN Corporation | Company Confidential Intro

© 2007 MVSN Corporation | Company Confidential 5 Mission and Vision

Coming Attractions
Just In
Live
Favorites
Recommended
7pm
NBC
The Convention
15:15
77°
AEON FLUX
Store Quality Prints
Direct From Your
Living Room to Our Lab
WOLF
CAMERA
1 HOUR

© 2007 MVSN Corporation | Company Confidential
6
The Vision
The Vision
Become a leading enabler of the
home content experience and
enhance the end user
entertainment experience
Provide open infrastructure for
content producers, distributors,
and device manufacturers
protect, enable, and distribute
content
Empower consumers to discover,
acquire, manage, and enjoy
content
Vision

macrovision
Content Publishers
• Video
• Games
• Software
• Text
Protect
Protect content from improper, unlicensed use
Enable
Make the content worth more then it was stand-alone
Distribute
Get the content to consumers where and when they want it
"Platform"
Consumption Devices
• CE
• Mobile
• Infrastructure
• Other Hardware
Distribution Channels
Telco/Mobile • Portals • Cable/Satellite • eTail/Retail

© 2007 MVSN Corporation | Company Confidential 7 Key Capabilities and Audiences Vision

Discover
Metadata
Guidance
Advertising
Catalog
Acquire
Billing
Payments
Subscription
Manage
Organize
Move around
Archive
Enjoy
Watch
Interact
Share
Community

© 2007 MVSN Corporation | Company Confidential 8 Focused on Consumer Experience Focused on Consumer Experience Vision

© 2007 MVSN Corporation | Company Confidential 9 Introduction to Gemstar-TV Guide

Comcast DIRECTV ECHOSTAR MITSUBISHI ELECTRIC SAMSUNG SKY SONY TIME WARNER CABLE

© 2007 Macrovision Corporation | Company Confidential
10
Gemstar-TV Guide Business Highlights
Gemstar-TV Guide Business Highlights
© 2007 Macrovision Corporation | Company Confidential
10
Headquarters Headquarters
Formed Formed
Segments Segments
Selected Customers Selected Customers
Employees Employees
Revenue Revenue
Revenue Breakdown Revenue Breakdown
Hollywood, California Hollywood, California
2000 2000
Guidance Technology, Media Networks, Publishing Guidance Technology, Media Networks, Publishing
1,600 as of September 30, 2007 1,600 as of September 30, 2007
FY 2006 FY 2006
$571mm $571mm
1
Fiscal year ended December 31st
2
FY ’07 YTD as of September 30, 2007
34% Media Networks
27% Publishing
39% Guidance Technology
Patents
(primarily Video Guidance)
International: 900+ issued / approximately 550 pending
US: 300+ issued / approximately 300 pending
31% Media Networks
23% Publishing
46% Guidance Technology
9 Months YTD 2007 9 Months YTD 2007
$472mm $472mm
1 2
GMST Overview

© 2007 MVSN Corporation | Company Confidential
11
Segment and Solution Summary
• 25 million CE IPGs
shipped worldwide*
• 19M TV Guide
Mobile Users (Japan)
Offerings
• Interactive
program guide(s)
• TV Guide
Mobile
•Tvguide.com
Key
Statistics
Guidance
Data Solutions
• Data Solutions
(Metadata)
• TV Guide
Network
• TV Guide
SPOT
•TVG Network
Networks Publishing
• TV Guide
Magazine
•83M Cable and
satellite HHs
•SPOT: 29M+
households
nationwide*
• 3.2M weekly
circulation
• 20M+ estimated
weekly readership
•1mm+ TV series
episodes since
1954;190K+ movies
since 1912; 12K+
channel lineups
GMST Overview
Major
Customers
• System operators
• CE manufacturers
• System operators
• Service providers
• System operators
• Consumers
• Consumers

© 2007 MVSN Corporation | Company Confidential 12 Strategic Rationale

© 2007 MVSN Corporation | Company Confidential
13
Summary
Accelerates Macrovision’s vision by adding:
• Deep experience selling to cable and satellite
operators
• New key solution elements
o
Guidance technology and IP
o
TV-related metadata
o
Advertising
o
Mobile applications
• Substantial consumer electronic installed base
Strategic Rationale

Coming Attractions
Just In
Live
Favorites
Recommended
6pm
7pm
NBC
The Convention
8pm
15:15
77°
AEON FLUX
Store Quality Prints
Direct From Your
Living Room to Our Lab
WOLF
CAMERA
1 HOUR

© 2007 MVSN Corporation | Company Confidential
14
Macrovision + Gemstar-TV Guide
Leading provider of connected IP
and technology
Enable the home content
experience
Relationships spanning the content
value chain
Provide infrastructure for content
producers, distributors, and CE
manufacturers to enable
consumers to discover, acquire,
manage, and enjoy content
High-margin business driven by
devices, views, transactions, and
purchases
Strategic Rationale

© 2007 MVSN Corporation | Company Confidential
15
Complementary Technologies
BD+
RipGuard
ACP
RightAccess
RightCommerce
IPG
My TV Guide Services
TV Guide Magazine
Data Services
AMG Data
Services¹
SafeDisc
ActiveMark
ActiveSTORE
Consumer Sites
TV Guide
Entertainment Network
TV Guide
SPOT/Broadband
Online Networks
MyTVGuide Services
Data Services
BD+
Connected Platform
(Formerly Mediabolic)
Tapestry¹
Lasso¹
AMG Data Services¹
ACP
iGuide
G-Guide
Guide+
Passport
VCR+
Data Services
Content Producers Distribution
Channels
Consumer Devices
1
Subject to close of AMG transaction
Strategic Rationale

© 2007 MVSN Corporation | Company Confidential
16
Potential Benefits
Device
Manufacturer
Goal
• IPG  & guidance
• Discovery
• Connected middleware
• Content protection
• Recognition and recommendation
• Metadata
• Revenue generating services
What We Offer
• Provide entire solution set
featuring IP, products and
services for connected devices
across combined customer base
• Increased Market Opportunity
• Complementary Products
• Enhanced Customer Footprint
Distribution
Channel: System
Operators
Goal
• Advertising
• IPG/EPG
• Metadata
• Revenue generating services
Potential Synergy
What We Offer
• License IPG IP and products and
connected/AMG/MyTVGuide
solutions to combined customer
base
• Increased Market Opportunity
Distribution
Channel: Service
Providers
Goal
• Metadata
• IPG & Guidance
• Recognition & recommendation
• Content partnerships
Potential Synergy What We Offer
• License IPG IP and products and
connected service bundles (such
as AMG and MyTVGuide) to
combined customer base
• Increased Market Opportunity
• Complementary Products
• Enhanced Customer Footprint
Strategic Rationale
Potential Synergy
Content
Publishers
Goal
• Content protection
Potential Synergy What We Offer
• License protection to content
providers to enable them to
explore digital distribution
• Complementary Products

© 2007 MVSN Corporation | Company Confidential 17 Next Steps

© 2007 MVSN Corporation | Company Confidential
18
Next Steps
Deal expected to close by the second quarter of 2008
• Requires stockholder approvals and regulatory agency consents
• Until closing, companies operate independently
Integration planning underway
• Small group meetings or 1-on-1 with many staff over next few weeks
New organizational structure will be determined near the closing date
In the meantime:
• Continue working on great products, strengthening customer relationships, and driving the business forward
• Your efforts during transition period will carry forward as we integrate
Next Steps

On Friday, December 7, 2007, Macrovision Corporation provided the following materials to its employees:

Macrovision Employee – Internal Only

FAQs

Q: What is the news?

A: Macrovision and Gemstar-TV Guide announced the two companies have signed a definitive agreement for Macrovision to acquire Gemstar-TV Guide in a cash and stock transaction. The aggregate value of the transaction to Gemstar-TV Guide stockholders, based on the closing price for the Macrovision stock on December 6, 2007, is approximately $2.8 billion. Together they will provide a broad set of customers (CE manufacturers, MSOs, DBS’s, content providers, portals, etc.) with the tools, services and technologies to allow consumers to discover, acquire, manage and enjoy content virtually anytime, anywhere and thus drive new revenue opportunities for their respective businesses.

The company, formerly known as Gemstar International Group Limited, was founded in 1992. It changed its name to Gemstar-TV Guide International, Inc. in 2000 and is based in Los Angeles. It is best known as the publisher of TV Guide Magazine.

Q. Why is Macrovision buying Gemstar-TV Guide?

A: The deal brings together two organizations with a shared vision for the future of the digital home and consumer experience; to enable content providers, device manufacturers and distribution channels with the platform, content and intellectual assets and services that will deliver to consumers an integrated and rich home digital media experience.

This acquisition will enable the combined company to offer solutions that have a transformative effect in the way consumers discover, acquire, manage and enjoy content. This transaction will help the combined company address the interoperability, content and integration challenges that have restricted the industry until today.

Q. Why is this acquisition good for Macrovision?

A. The acquisition enables the new organization to move faster in the goal to be a leading provider of tools, services, and content for the digital living room. Some specific areas of benefit include:

•	Macrovision can enhance Gemstar-TV Guide’s market opportunity as well as integrate Macrovision’s platform with Gemstar-TV Guide’s guidance, improving the offerings to this market segment.

•	Integration of Gemstar-TV Guide’s data services with Macrovision’s recently announced pending acquisition of AMG can provide a more complete solution for the market.

•	Gemstar-TV Guide’s MSO and DBS customers will benefit from the integration of protection and standards-based connected platform with guidance technology.

Macrovision Employee – Internal Only

FAQs

Q: Will Macrovision keep Gemstar-TV Guide businesses intact?

A: Macrovision will be conducting an in-depth analysis of the business between now and close. This process will help to determine the strategic direction for key businesses of both Macrovision and Gemstar-TV Guide after the deal is closed. As a result, a detailed integration plan will be created, and will be executed following the close of the deal. Many of you may be asked to participate in the integration planning process, as it will require efforts from both companies to make this a successful integration and successful company.

Q. Is the purchase of Gemstar-TV Guide solely motivated by Macrovision’s desire to access its patent portfolio, IP and licensing deals?

A: No, Macrovision’s motivation is to provide a broader set of solutions to content producers, distribution channels and device manufacturers to enable end users to discover, acquire, manage and enjoy their content virtually anytime, any place.

Q: When will the deal close?

A: The transaction is subject to customary closing conditions including regulatory review and stockholder approval of both companies and is expected to be completed by early second quarter of 2008.

Q. How much did Macrovision pay for Gemstar-TV Guide?

A. Macrovision has agreed to acquire all the outstanding shares of Gemstar-TV Guide for consideration having a value of approximately $2.8 billion.

The consideration for Gemstar-TV Guide shares will be comprised of 56 percent cash and 44 percent shares in the new holding company.

Q: Will the Macrovision’s headquarters be in Santa Clara?

A: The HQ will remain in Northern California. However no other facility decisions have been made at this time.

Q: How will the Gemstar- TV Guide’s executive team be integrated into Macrovision Corporation?

A: Fred Amoroso will be Chief Executive Officer and President of the combined company and James Budge will serve as Chief Financial Officer. The new Board of Directors will be comprised of four members to be designated by Macrovision and three members to be designated by Gemstar-TV Guide. Upon close of the transaction, Gemstar-TV Guide CEO Rich Battista and CFO Bedi Singh will be leaving the organization. Macrovision will carefully evaluate the management structure of the new organization and will make additional announcements as information becomes available.

Macrovision Employee – Internal Only

FAQs

Q. How does Gemstar-TVGuide fit into Macrovision’s vision?

A. Macrovision’s vision is to become the strategic partner for content producers across all types of media (including video, games, and information) distribution channels (e.g., MSO’s, DBS’s, portals) and device manufacturers that are navigating the transition from primarily physical to digital distribution models, specifically the digital home.

Macrovision and Gemstar-TV Guide bring together a unique combination of assets that will enable a broad set of partners the ability to enhance the consumer experience by providing the tools to discover, acquire, manage and enjoy content virtually anytime, anywhere and thus drive new revenue opportunities for their businesses.

The goal is to build upon and advance the capabilities of both companies and approach the market with a solution orientation.

The combined assets of the transaction will encompass:

•

Guidance Technology – a leading interactive program guide (IPG) technology, intellectual property, as well as an extensive customer base including consumer electronics manufacturers, system operators, direct broadcast satellite broadcasters and online service providers.

•

Connected Services – Tools and infrastructure for the delivery of content and related services directly to end users for the improvement of a home media environment both through enhancing the experience and providing content delivery. Current examples include MyTVguide services (e.g., personalization, recommendations, ad serving, click stream analysis, notifications) and device registration. Future examples could be video delivery, internet radio and music services.

•

Data Services – a broad set of metadata describing television shows, music, movies, and video games, including editorial content, relationship/cross references (e.g., this song was in that movie, this singer also sang for that group). Additionally, the metadata encompasses images, clips, and samples.

•

Connected Platform – technologies embedded into devices enabling them to interoperate with other media-aware devices, resulting in an open environment for secure distribution of digital media and content services. Support key open standards such as DLNA and UPnP.

•	Content Protection – key technology and intellectual property for protecting analog and digital standard and high-definition video content.

•	Consumer Sites – consumer facing websites providing users among the most detailed information television, music, movie, and games available.

Macrovision Employee – Internal Only

FAQs

Q. How will the acquisition affect my current Macrovision job responsibilities?

A. For the vast majority of the employees their job responsibilities and day-to-day work will remain the same. There may be some organizations that will experience a greater degree of integration across teams after the close of the transaction.

Q: Are layoffs anticipated at either company?

A: Macrovision will work on integrating the two organizations’ workforces as best as possible. No decisions will be made until Macrovision evaluates the business needs of the combined entity, during the transition process.

Q. What are the practicalities and the processes over the next months prior to the final acquisition date, e.g., do we operate as normal or do we adjust operations?

A. It is important, and a legal requirement, that Macrovision and the Gemstar-TV Guide teams continue to operate as independent organizations up to the close date of the transaction. However, during this period a tremendous amount of planning will be conducted between the two management teams to prepare for the close date and integration.

Communications/Branding

Q: How and when will this news be communicated to our customers and partners?

A: A customer letter will be posted on the Macrovision website and distributed and provide to key account managers to contact customers to handle concerns and questions.

Q. Do we have to keep anything about this announcement confidential?

A. All information that has been published and shared with external audiences is public information. Any information marked confidential should not be shared externally. If you have any doubts/questions, please check with your manager.

Q. What if we receive calls from outside of the company, what should we say?

A: If you are contacted by any member of the media or analyst community, please do not provide any comment or answer any questions. Please direct all calls to Carolyn Newburn, cnewburn@macrovision.com.

Q: How does this affect our plans for CES?

A: CES will be moving forward as planned.

Q: Does Macrovision intend to keep the Gemstar-TV Guide brand name intact?

A: The TV Guide brand is among the best known brands in the US, a strong publishing brand and a valuable franchise. Macrovision will be evaluating the future role of the brand, however, there are no plans at this time to eliminate or change the brand as associated with key entertainment properties.